July 10, 2019

Corey N. Fishman
President and Chief Executive Officer
Iterum Therapeutics plc
200 South Wacker Dr., Suite 2550
Chicago, IL 60606

       Re: Iterum Therapeutics plc
           Registration Statement on Form S-3
           Filed July 5, 2019
           File No. 333-232569

Dear Mr. Fishman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph McCann at (202) 551-6262 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance